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                                                                     Exhibit 3.5


                            CERTIFICATE OF AMENDMENT
                                       TO
                                SECOND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                   ITXC CORP.

     ITXC Corp. (the "Corporation"), a Delaware corporation, hereby certifies as follows:

                                   ARTICLE I

     1.1.  The name of the Corporation is ITXC Corp.

     1.2. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on July 21, 1997. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 22, 1998. A Second Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on February 23, 1999.

     1.3. This Certificate of Amendment to the Second Restated Certificate of incorporation of the Corporation has been duly adopted in accordance with Sections 242 of the General Corporation Law of the State of Delaware and written consent has been given in accordance with Section 228 of the General Corporation Law of the State of Delaware.

                                   ARTICLE II

     Article Fourth of the Corporation's certificate of incorporation is amended to read in its entirety as follows:

     "The total number of shares of stock which the Corporation shall have authority to issue is Eighty Two Million Five Hundred Thousand (82,500,000) shares, of which Sixty Seven Million Five Hundred Thousand (67,500,000) shares are designated as Common Stock, having a par value of $.001 per share ("Common Stock"), and Fifteen Million (15,000,000) shares are designated as Preferred Stock, having a par value of $.001 per share ("Preferred Stock"). The board of directors is authorized to issue the Preferred Stock from time to time in one or more classes or series thereof, each such class or series to have voting powers (if any), conversion (if any), designations, preferences and relating, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors and stated and expressed in a resolution or resolutions thereof providing for the issuance of such Preferred Stock. Subject to the powers, preferences and rights of any Preferred Stock, including any class or series
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     thereof, having preferences or priority over, or rights superior to, the
     Common Stock and except as otherwise provided by law, the holders of the Common Stock shall have and possess all powers and voting and other rights pertaining to the stock of the Corporation and each share of Common Stock shall be entitled to one vote.

          Upon this Certificate of Amendment to the Second Restated Certificate of Incorporation of the Corporation becoming effective in accordance with the General Corporation Law of the State of Delaware (the "Effective Time"), each share of Common Stock, par value $.001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall be automatically reclassified as and converted into two (2) validly issued, fully paid and nonassessable share of Common Stock, par value $.001 per share, of the Corporation."



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     IN WITNESS WHEREOF, ITXC Corp. has caused this certificate to be signed by
John G. Musci, its Executive Vice President, on the ____ day of September, 1999.

                                   ITXC Corp.


                                   By: _______________________________________
                                       John G. Musci, Executive Vice President



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